UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____April 30, 2009_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On April 30, 2009, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter ended March 31, 2009. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on May 1, 2009 to discuss the 2009 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

        (a)   Not applicable.

        (b)   Not applicable.

        (c)   Exhibits. The following exhibit is being filed herewith:

                99.1   News Release dated April 30, 2009 reporting Integrys Energy Group, Inc. financial results for the quarter ended March 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
      Joseph P. O'Leary
      Senior Vice President and Chief Financial Officer

Date: April 30, 2009

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated April 30, 2009

Exhibit
Number

99.1   News Release dated April 30, 2009 reporting Integrys Energy Group, Inc. financial results for the quarter ended March 31, 2009

Exhibit 99.1



Integrys Energy Group, Inc.

For Immediate Release
April 30, 2009

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports
2009 First Quarter Financial Results

Net Loss of $180.2 Million Included $300.3 Million (After-Tax)
In Non-Cash Losses

Chicago – April 30, 2009 – Integrys Energy Group, Inc. (NYSE: TEG) recognized a net loss attributed to common shareholders on a GAAP (generally accepted accounting principles) basis of $180.2 million ($2.35 net loss per share) for the quarter ended March 31, 2009, compared with net income attributed to common shareholders on a GAAP basis of $135.8 million ($1.77 diluted earnings per share) for the quarter ended March 31, 2008.

The first quarter 2009 net loss attributed to common shareholders of $180.2 million included $300.3 million of after-tax non-cash losses related to a $248.8 million goodwill impairment loss in the natural gas utility segment and $51.5 million of after-tax non-cash losses related to derivative and inventory accounting activities at Integrys Energy Services, Inc. First quarter 2008 net income attributed to common shareholders of $135.8 million included $39.7 million of after-tax non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services. Exclusive of these after-tax non-cash items recognized in the first quarters of 2009 and 2008, Integrys Energy Group's earnings would have increased quarter-over-quarter, to net income attributed to common shareholders of $120.1 million ($1.56 diluted earnings per share) for the quarter ended March 31, 2009, from net income attributed to common shareholders of $96.1 million ($1.25 diluted earnings per share) for the quarter ended March 31, 2008.

"Our core utility business performed very well and Integrys Energy Group's first quarter 2009 earnings increased significantly compared to last year's first quarter, absent the impact of non-cash accounting items," said Charles Schrock, President and Chief Executive Officer of Integrys Energy Group. "We are reducing debt to strengthen our balance sheet and moving forward with a carefully managed and structured capital redeployment process which includes the divestiture of Integrys Energy Services and a core utility focus. Our dividend policy is unchanged and our earnings outlook for our core regulated utilities is solid. We are setting the stage to become a leading Midwest regional regulated utility holding company with greater earnings predictability and capital availability to fund significant investments in the growth of our rate base."

- A net loss in the amount of $173.1 million was recognized at the natural gas utility segment in the first quarter of 2009, driven by a non-cash goodwill impairment loss. Based upon the results of an interim goodwill impairment analysis, Integrys Energy Group recorded a non-cash after-tax goodwill impairment loss of $248.8 million in the first quarter of 2009, all within the natural gas utility segment. This impairment related to several natural gas utility operations acquired over the past few years. Key factors

Media Hotline: 800-977-2250 — NYSE: TEG

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www.integrysgroup.com

contributing to the impairment charge included disruptions in the global credit and equity markets and the resulting increase in the weighted-average cost of capital used to value the natural gas utility operations, and the negative impact that the global decline in equity markets has had on the valuation of natural gas distribution companies in general. While the goodwill impairment charge will reduce 2009 GAAP financial results, the impairment is a non-cash charge and will not affect Integrys Energy Group's liquidity position, cash flows from operating activities, compliance with debt covenants, or future operations.

- Earnings of $27.1 million were recognized at the electric utility segment in the first quarter of 2009, representing a 298.5% increase over first quarter 2008 electric utility earnings. The increase in earnings was driven by lower than expected fuel and purchased power costs in the first quarter of 2009, compared with higher than expected fuel and purchased power costs in the first quarter of 2008. Higher capacity charges for wholesale electric customers, and an increase in base rates for retail electric customers also contributed to the higher quarter-over quarter earnings.

- A net loss in the amount of $29.1 million was recognized at Integrys Energy Services during the first quarter of 2009, driven by non-cash accounting losses due to a continued decline in energy prices. For the quarter ended March 31, 2009, Integrys Energy Services' financial results included net after-tax non-cash accounting losses of $51.5 million, compared with net after-tax non-cash accounting gains of $39.7 million for the quarter ended March 31, 2008. This net negative $91.2 million after-tax change in non-cash activity quarter-over-quarter was related to derivative and inventory accounting activities at Integrys Energy Services. Integrys Energy Services expects to recover non-cash accounting losses related to derivative fair value adjustments and inventory valuation adjustments when the related electric and natural gas transactions are physically settled.

Details regarding Integrys Energy Group's financial results for the quarters ended March 31, 2009, and 2008 are as follows:

Integrys Energy Group's GAAP Results

(Millions, except per share amounts)	2009	2008	Change
Net income (loss) attributed to common shareholders	$(180.2)	$135.8	N/A
Basic earnings (loss) per share	$(2.35)	$1.77	N/A
Diluted earnings (loss) per share	$(2.35)	$1.77	N/A
Average shares of common stock			
Basic	76.7	76.6	0.1%
Diluted	76.7	76.9	(0.3%)

Significant factors impacting the change in earnings and earnings per share were as follows:

- A net loss of $173.1 million was recognized at the regulated natural gas utility segment during the first quarter of 2009, compared with earnings of $75.6 million recognized during the same quarter in 2008. The $248.7 million decrease in earnings was driven by:

    - A non-cash goodwill impairment loss of $291.1 million ($248.8 million after-tax), of which only a portion was deductible for income tax purposes.

    - A 7.2% decrease in natural gas throughput volumes, driven by warmer quarter-over-quarter weather conditions and the negative impact of the general economic slowdown, drove an approximate $9 million negative after-tax quarter-over-quarter impact on the natural gas utility segment margin. This quarter-over-quarter decrease in margin included the impact of decoupling mechanisms that were first effective for The Peoples Gas Light and Coke Company (Peoples Gas) and North Shore Gas Company on March 1, 2008, and for Wisconsin Public Service Corporation on January 1, 2009.

    - Partially offsetting the above decreases was a $15.6 million ($9.4 million after-tax) positive quarter-over-quarter impact on margin as a result of rate cases, which resulted in rate increases and changes in rate design at Integrys Energy Group's regulated natural gas utilities.

- Earnings at Integrys Energy Services decreased $80.7 million, from earnings of $51.6 million for the quarter ended March 31, 2008, to a net loss of $29.1 million for the same quarter in 2009, driven by:

    - A $91.2 million after-tax decrease in Integrys Energy Services' margin quarter-over-quarter related to non-cash activity, due to a $94.9 million after-tax decrease related to non-cash activity associated with electric operations, partially offset by a $3.7 million after-tax increase related to non-cash activity associated with natural gas operations. An overview of this non-cash activity is provided below.

        Non-cash electric operations:

        The approximate 18% decline in electric commodity prices during the first quarter of 2009 drove a $35.5 million net after-tax non-cash loss, compared with a $59.4 million net after-tax non-cash gain recognized in the first quarter of 2008 related to a 23% increase in electric commodity prices during the first quarter of 2008. The non-cash unrealized gains and losses recognized resulted from the application of derivative accounting rules to Integrys Energy Services' portfolio of derivative electric customer supply contracts, requiring that these derivative instruments be adjusted to fair market value. The derivative instruments are utilized to economically hedge the price, volume, and ancillary risks associated with related electric customer sales contracts. The associated electric customer sales contracts are not adjusted to fair value, as they do not meet the definition of derivative instruments under GAAP, creating an accounting mismatch. As such, the non-cash unrealized gains and losses related to the electric customer supply contracts will vary each period, with non-cash unrealized gains being recognized in periods of increasing energy prices and non-cash unrealized losses being recognized in periods of declining energy prices, and will ultimately reverse when the related customer sales contracts settle.

        Non-cash natural gas operations:

The market price of natural gas continued its decline in the first quarter of 2009, decreasing approximately 24% from December 31, 2008, to March 31, 2009, driving additional after-tax non-cash lower-of-cost-or-market inventory adjustments of $21.4 million for the quarter ended March 31, 2009. These lower-of-cost-or-market adjustments were required to reflect natural gas still in storage at March 31, 2009 at its net realizable value, as required by GAAP. As a result of the current volatility and uncertainty in the global financial markets and in order to improve its liquidity position, Integrys Energy Services placed more emphasis on storage withdrawals in the first quarter of 2009, compared with the first quarter of 2008. Quarter-over-quarter, the natural gas withdrawn from storage and sold to customers had a $29.1 million lower cost basis as a result of lower-of-cost-or-market adjustments recorded in prior periods. Quarter-over-quarter, the natural gas storage withdrawals (net of the lower-of-cost-or-market adjustments) drove a $7.7 million after-tax quarter-over-quarter increase in the non-cash natural gas margin.

Integrys Energy Services' non-cash natural gas margin was negatively impacted by a $4.0 million after-tax quarter-over-quarter increase in non-cash unrealized losses, driven by the settlement of derivative instruments utilized to mitigate the price risk on natural gas inventory withdrawn from storage. Similar to the electric operations discussed above, non-cash gains and losses related to derivative natural gas sales and customer supply contracts will vary each period, and will ultimately reverse when the physical contracts settle, or when natural gas is withdrawn from inventory.

- A $9.4 million ($5.6 million after-tax) increase in operating and maintenance expense, primarily due to an increase in payroll and benefits expense, an increase in bad debt expense, and higher broker commissions driven by higher transacted volumes.

- Partially offsetting the above decreases, realized natural gas margins increased $17.7 million after-tax, from $22.0 million after-tax in the first quarter of 2008, to $39.7 million after-tax in the first quarter of 2009. As discussed above, as a result of the current volatility and uncertainty in the global financial markets and in order to improve its liquidity position, Integrys Energy Services increased its wholesale natural gas storage withdrawals and related delivery of the stored natural gas to customers quarter-over-quarter. Also, per-unit retail natural gas margins were higher quarter-over-quarter as Integrys Energy Services restructured many of its retail natural gas sales contracts in 2008, in order to reflect increased business risk and financing costs. Together, these two items drove the increase in realized natural gas margins.

- During the first quarter of 2009, the regulated electric utility segment recognized earnings of $27.1 million, compared with earnings of $6.8 million in the same quarter of 2008. The $20.3 million change was driven by:

  - A $16.8 million after-tax increase in earnings as a result of fuel and purchased power costs at Wisconsin Public Service that were approximately $5 million ($3.0 million after-tax) lower than what was recovered in rates during the quarter ended March 31, 2009, compared with fuel and purchased power costs that were approximately $23 million ($13.8 million after-tax) higher than what was recovered in rates during the same period in 2008.

- An approximate $5 million ($3.0 million after-tax) increase in electric utility margin from wholesale customers related to an increase in contracted sales volumes with a large existing customer and an increase in demand charges to wholesale customers to recover fixed costs related to Weston 4.

- An approximate $4 million ($2.4 million after-tax) increase in margin from the combined effect of the July 4, 2008 fuel surcharge that was incorporated into Wisconsin Public Service's 2009 non-fuel base retail electric rates and the full benefit of the 2008 retail electric rate increase effective January 16, 2008, for Wisconsin Public Service.

- Partially offsetting the above increases was a $3.3 million ($2.0 million after-tax) increase in depreciation expense related to Weston 4, which was placed in service for accounting purposes in April 2008.

- Financial results at the Holding Company and Other segment declined $6.9 million, from earnings of $1.8 million during the quarter ended March 31, 2008, to a net loss of $5.1 million for the quarter ended March 31, 2009, due primarily to:

  - An increase in the effective tax rate, which drove a $7.0 million increase in the provision for income taxes in the first quarter of 2009, compared with the same quarter in 2008. The effective tax rate is generally not meaningful for the Holding Company and Other segment because it includes the effect of certain state income taxes at the consolidated level that are not allocated to the other segments. One specific item affecting income tax expense for this segment during the quarter was the impact of a February 2009 tax law change in Wisconsin.

  - A $3.5 million ($2.1 million after-tax) increase in interest expense, net of interest income on loans to other segments, driven by higher average short-term borrowings used for working capital requirements at Integrys Energy Group's subsidiaries.

  - The above increases were partially offset by a $3.3 million ($2.0 million after-tax) increase in equity earnings from American Transmission Company. Pre-tax equity earnings from American Transmission Company were $18.0 million during the first quarter of 2009, compared with $14.7 million during the same quarter in 2008.

EARNINGS FORECAST

There are a number of scenarios that we are considering for the divestiture and/or scaling back of Integrys Energy Services that can produce a wide range of impacts on our financial results. Given the strategic shift to focus on our core utility businesses, we have excluded any guidance related to Integrys Energy Services from the ranges below. The projected guidance range for 2009 diluted earnings per share – adjusted is anticipated to be between $2.17 and $2.32. In 2011, the projected guidance range for diluted earnings per share-adjusted is anticipated to be between $2.80 and $3.20. This guidance assumes rate relief for certain utilities, the availability of generation units, reasonable execution of the divestiture of Integrys Energy Services, and normal weather conditions. Diluted earnings per share – adjusted guidance provides investors with additional insight into the company's operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Please see the "Diluted Earnings per Share Information – Non-GAAP Financial Information" included at the end of this news release and also included with the supplemental data package on the company's Web site (to be available at approximately 6 a.m. CDT on May 1, 2009) for a reconciliation of diluted earnings per share to diluted earnings per share – adjusted.

Integrys Energy Group's management will discuss earnings guidance for 2009 and 2011 during its earnings conference call at 8 a.m. CDT on May 1.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. CDT on Friday, May 1, 2009. Executive management of Integrys Energy Group will discuss 2009 first quarter financial results and prospects for 2009. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through August 4, 2009, by dialing 866-411-1705 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate Web site at http://www.integrysgroup.com/investor/presentations.aspx. An archive of the Webcast will be available on the company's Web site at http://www.integrysgroup.com/investor/presentations.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its Web site PowerPoint slides that will be referred to within the prepared remarks during the call. The slides will be available at 6 a.m. CDT on May 1.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group and its subsidiaries make statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although Integrys Energy Group and its subsidiaries believe that these forward-looking statements and the underlying assumptions are reasonable, they cannot provide assurance that such statements will prove correct.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, regulatory matters, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources, trends, estimates, completion of construction projects, and other matters.

Forward-looking statements involve a number of risks and uncertainties. Some risk factors that could cause results to differ from any forward-looking statement include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, as may be amended or supplemented in our Quarterly Reports on Form 10-Q. Other factors include:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries and possible future initiatives to address concerns about global climate change, changes in environmental, tax, and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject, as well as changes in the application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings, or inquiries, including but not limited to, manufactured gas plant site cleanup, reconciliation of revenues from the Gas Charge and related natural gas costs, and the contested case proceeding regarding the Weston 4 air permit;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks associated with executing Integrys Energy Group's plan to significantly reduce the scope and scale of, or divest in its entirety, the nonregulated energy services business;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel and purchased power, including their impact on margins;
- Resolution of audits or other tax disputes with the Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangibles and their possible impairment;
- Investment performance of employee benefit plan assets;
- Advances in technology;
- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies and the use of financial and derivative instruments;
- The risks associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Weather and other natural phenomena, in particular the effect of weather on natural gas and electricity sales;
- The utilization of tax credit carryforwards;

- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2008 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the United States Securities and Exchange Commission.

Except to the extent required by federal securities laws, Integrys Energy Group and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries, Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations serving the competitive energy markets in the United States and Canada through its wholly owned nonregulated subsidiary, Integrys Energy Services; and also a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended March 31	
(Millions, except per share data)	2009	2008
Nonregulated revenue	$1,786.3	$2,412.3
Utility revenue	1,414.5	1,576.9
Total revenues	3,200.8	3,989.2
Nonregulated cost of fuel, natural gas, and purchased power	1,769.1	2,284.5
Utility cost of fuel, natural gas, and purchased power	910.6	1,106.3
Operating and maintenance expense	291.3	286.6
Goodwill impairment loss	291.1	-
Depreciation and amortization expense	56.9	51.2
Taxes other than income taxes	26.9	25.9
Operating income (loss)	(145.1)	234.7
Miscellaneous income	21.2	18.1
Interest expense	(42.7)	(37.9)
Other expense	(21.5)	(19.8)
Income (loss) before taxes	(166.6)	214.9
Provision for income taxes	12.8	78.3
Net income (loss)	(179.4)	136.6
Preferred stock dividends of subsidiary	0.8	0.8
Net income (loss) attributed to common shareholders	($180.2)	$135.8
Average shares of common stock		
Basic	76.7	76.6
Diluted	76.7	76.9
Earnings (loss) per common share		
Basic	($2.35)	$1.77
Diluted	(2.35)	1.77
Dividends per common share declared	$0.68	$0.67

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	March 31	December 31
(Millions)	2009	2008
Assets		
Cash and cash equivalents	$331.7	$254.1
Accounts receivable and accrued unbilled revenues, net of reserves of $72.1 and $62.5,		
respectively	2,052.8	2,155.3
Inventories	247.7	732.9
Assets from risk management activities	2,731.7	2,223.7
Regulatory assets	197.0	244.0
Deferred income taxes	99.6	-
Other current assets	236.5	280.8
Current assets	5,897.0	5,890.8
Property, plant, and equipment, net of accumulated depreciation of $2,753.4 and $2,710.0,		
respectively	4,790.7	4,773.3
Regulatory assets	1,446.5	1,444.8
Assets from risk management activities	1,135.8	758.7
Goodwill	642.8	933.9
Other	486.9	471.0
Total assets	$14,399.7	$14,272.5
Liabilities and Shareholders' Equity		
Short-term debt	$498.6	$1,209.0
Current portion of long-term debt	205.1	155.2
Accounts payable	1,267.3	1,534.3
Liabilities from risk management activities	2,847.7	2,190.3
Regulatory liabilities	95.2	58.8
Deferred income taxes	-	71.6
Temporary LIFO liquidation credit	128.6	-
Other current liabilities	551.6	494.8
Current liabilities	5,594.1	5,714.0
Long-term debt	2,236.9	2,288.0
Deferred income taxes	556.1	435.7
Deferred investment tax credits	36.5	36.9
Regulatory liabilities	274.7	275.5
Environmental remediation liabilities	642.8	640.6
Pension and other postretirement benefit obligations	646.2	636.5
Liabilities from risk management activities	1,192.2	762.7
Asset retirement obligations	181.5	179.1
Other	152.4	152.8
Long-term liabilities	5,919.3	5,407.8
Commitments and contingencies		
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized;		
511,882 shares issued; 510,516 shares outstanding	51.1	51.1
Common stock - $1 par value; 200,000,000 shares authorized; 76,429,278 shares issued;		
76,045,167 shares outstanding	76.4	76.4
Additional paid-in capital	2,487.8	2,487.9
Retained earnings	390.5	624.6
Accumulated other comprehensive loss	(104.2)	(72.8)
Treasury stock and shares in deferred compensation trust	(15.3)	(16.5)
Total liabilities and shareholders' equity	$14,399.7	$14,272.5

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Three Months Ended March 31	
(Millions)	2009	2008
Operating Activities		
Net income (loss)	($179.4)	$136.6
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Goodwill impairment loss	291.1	-
Depreciation and amortization expense	56.9	51.2
Recoveries and refunds of regulatory assets and liabilities	19.6	19.6
Net unrealized losses (gains) on nonregulated energy contracts	105.0	(59.0)
Bad debt expense	26.6	22.0
Pension and other postretirement expense	16.4	14.1
Pension and other postretirement funding	(3.4)	-
Deferred income taxes and investment tax credit	(54.3)	1.4
Loss on sale of property, plant, and equipment	(1.8)	2.1
Equity income, net of dividends	(3.9)	(2.9)
Other	44.3	42.2
Changes in working capital		
Receivables and unbilled revenues, net	66.8	(321.4)
Inventories	467.4	210.7
Other current assets	62.0	17.8
Accounts payable	(319.3)	244.6
Temporary LIFO liquidation credit	128.6	267.9
Other current liabilities	130.0	(158.1)
Net cash provided by operating activities	852.6	488.8
Investing Activities		
Capital expenditures	(89.3)	(68.9)
Proceeds from the sale or disposal of property, plant, and equipment	3.2	-
Purchase of equity investments and other acquisitions	(8.6)	(5.4)
Cash paid for transmission interconnection	-	(16.7)
Other	1.2	0.1
Net cash used for Investing activities	(93.5)	(90.9)
Financing Activities		
Short-term debt, net	(539.2)	(341.4)
Redemption of notes payables	(157.9)	-
Proceeds from sale of borrowed natural gas	107.5	97.7
Purchase of natural gas to repay natural gas loans	(36.0)	(44.5)
Payment of dividends		
Preferred stock of subsidiary	(0.8)	(0.8)
Common stock	(51.7)	(51.0)
Other	(3.4)	(1.3)
Net cash used for financing activities	(681.5)	(341.3)
Change in cash and cash equivalents	77.6	56.6
Cash and cash equivalents at beginning of period	254.1	41.2
Cash and cash equivalents at end of period	$331.7	$97.8

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) – adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter Ended March 31, 2009 and 2008

	Three Months Ended March 31	
	2009	2008
Diluted EPS	$(2.35)	$1.77
Average Shares of Common Stock – Diluted	76.7	76.9

Information on Special Items:

Diluted earnings per share are adjusted for special items and their financial impact on diluted earnings per share for the three months ended March 31, 2009, and 2008. Due to Integrys Energy Group's change in strategy related to Integrys Energy Services, the results of the business operations of Integrys Energy Services are shown as a special adjusting item.

Diluted EPS	$(2.35)	$1.77
Special Items (net of taxes):		
Goodwill impairment – natural gas segment	3.24	–
Integrys Energy Services' total segment results	0.38	(0.67)
Diluted EPS – Adjusted	**$ 1.27**	**$1.10**

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Due to Integrys Energy Group's change in strategy related to Integrys Energy Services, the actual 2008 results for the business operations of Integrys Energy Services, including the impacts of discontinued operations, are shown as an adjustment to diluted EPS. There are a number of scenarios that we are considering for the divestiture and/or scaling back of Integrys Energy Services that can produce a wide range of impacts on our financial results. As a result, we have excluded any guidance related to Integrys Energy Services from the tables below.

Actual 2008 with 2009 and 2011 Forecasts		Potential 2009		Potential 2011	
	Actual 2008	Low Scenario	High Scenario	Low Scenario	High Scenario
Diluted EPS	$1.64				
Integrys Energy Services' total segment results	0.80				
Diluted EPS (excluding Integrys Energy Services)	$2.44	$(1.06)	$(0.91)	$2.80	$3.20
Average Shares of Common Stock – Diluted	77.0	77.0	77.0	77.4	77.4

Information on Special Items:
Diluted earnings per share are adjusted for special items and their financial impact on the actual 2008 diluted earnings per share and diluted earnings per share guidance for 2009.

Diluted EPS (excluding Integrys Energy Services)	$2.44	$(1.06)	$(0.91)	$2.80	$3.20
Special Items (net of taxes):					
Goodwill impairment – natural gas segment	0.08	3.23	3.23	-	-
Diluted EPS – Adjusted	**$2.52**	**$2.17**	**$2.32**	**$2.80**	**$3.20**

* Key Assumptions for 2009 and 2011:
- Rate relief for certain utilities
- Availability of generation units
- Reasonable execution of the divestiture of Integrys Energy Services
- Normal weather conditions